# SEC Schedule 13D/A (Amendment No. 28) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MILLICOM INTERNATIONAL CELLULAR SA, CIK 0000912958
CUSIP: L6388F110
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 8400 NW 36th Street, Suite 530, Doral, Florida (FL), 33166
Date of event which requires filing of this statement: 06/18/2026
Filed by CIK 0001952901
Persons authorized to receive notices and communications: Denis Klimentchenko, Skadden, Arps, Slate, Meagher & Flom, (UK) LLP, 22 Bishopsgate, London, United Kingdom (X0), EC2N 4BQ, 44(0)20 7519 7289

## Reporting persons
- Atlas Investissement SAS (CIK 0001952901): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,320,018; sole dispositive power 0; shared dispositive power 78,320,018; aggregate amount beneficially owned 78,320,018 (46.7% of the class)
  Comment: (1) Reflects 77,070,018 common shares, par value $1.50 per share ("Common Shares") of Millicom International Cellular S.A., a Luxembourg company (the "Issuer"), referred to herein on the same basis as disclosed in Amendment Nos. 26 and 27 to the Schedule 13D, beneficially owned by Atlas Investissement SAS, a company incorporated under French law as a societe par actions simplifiee ("Atlas Investissement"), plus 1,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements (as defined in Item 4 below) on June 29, 2026. Iliad Holding SAS ("Iliad Holding"), as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya SAS ("Maya"), as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. Xavier Niel, the President of Maya, Jules Niel, John Niel, Elisa Niel and Joseph Niel (together, the "Niel Family") may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Iliad Holding SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,320,018; sole dispositive power 0; shared dispositive power 78,320,018; aggregate amount beneficially owned 78,320,018 (46.7% of the class)
  Comment: (1) Reflects 77,070,018 Common Shares, referred to herein on the same basis as disclosed in Amendment Nos. 26 and 27 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 1,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on June 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Maya SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,320,018; sole dispositive power 0; shared dispositive power 78,320,018; aggregate amount beneficially owned 78,320,018 (46.7% of the class)
  Comment: (1) Reflects 77,070,018 Common Shares, referred to herein on the same basis as disclosed in Amendment Nos. 26 and 27 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 1,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on June 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Xavier Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,320,018; sole dispositive power 0; shared dispositive power 78,320,018; aggregate amount beneficially owned 78,320,018 (46.7% of the class)
  Comment: (1) Reflects 77,070,018 Common Shares, referred to herein on the same basis as disclosed in Amendment Nos. 26 and 27 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 1,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on June 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Jules Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,320,018; sole dispositive power 0; shared dispositive power 78,320,018; aggregate amount beneficially owned 78,320,018 (46.7% of the class)
  Comment: (1) Reflects 77,070,018 Common Shares, referred to herein on the same basis as disclosed in Amendment Nos. 26 and 27 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 1,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on June 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- John Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,320,018; sole dispositive power 0; shared dispositive power 78,320,018; aggregate amount beneficially owned 78,320,018 (46.7% of the class)
  Comment: (1) Reflects 77,070,018 Common Shares, referred to herein on the same basis as disclosed in Amendment Nos. 26 and 27 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 1,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on June 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Elisa Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,320,018; sole dispositive power 0; shared dispositive power 78,320,018; aggregate amount beneficially owned 78,320,018 (46.7% of the class)
  Comment: (1) Reflects 77,070,018 Common Shares, referred to herein on the same basis as disclosed in Amendment Nos. 26 and 27 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 1,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on June 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Joseph Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 78,320,018; sole dispositive power 0; shared dispositive power 78,320,018; aggregate amount beneficially owned 78,320,018 (46.7% of the class)
  Comment: (1) Reflects 77,070,018 Common Shares, referred to herein on the same basis as disclosed in Amendment Nos. 26 and 27 to the Schedule 13D, beneficially owned by Atlas Investissement, plus 1,250,000 additional Common Shares that Atlas Investissement expects to purchase under the Amended Equity Derivative Transaction Agreements on June 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: MILLICOM INTERNATIONAL CELLULAR SA
Address of issuer's principal executive offices: 8400 NW 36th Street, Suite 530, Doral, Florida (FL), 33166
Comment: This Amendment No. 28 ("Amendment No. 28") to Schedule 13D relates to the Common Shares, par value $1.50 per share (the "Common Shares"), of Millicom International Cellular S.A., a Luxembourg company ("Issuer"), and amends and supplements the initial statement on Schedule 13D filed on February 24, 2023, as previously amended (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 28 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The New Equity Derivative Transaction, as amended by the Amendment Agreement (both as defined in Item 4 below), is expected to be funded either with the proceeds to be drawn further to a future amendment with a view to upsizing the equity financing transaction with unaffiliated third party financial institutions, as disclosed in Amendment No. 27 to the Schedule 13D, or by funds borrowed from one of the affiliates of Atlas Investissement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 18, 2026, Atlas Investissement amended the New Equity Derivative Transaction (as defined and described in Amendment No. 27 to the Schedule 13D) through the entry into an amendment agreement (the "Amendment Agreement") relating to the Amended Equity Derivative Transaction Agreements (as defined and described in Amendment No. 27 to the Schedule 13D) with an unaffiliated third party financial institution (the "Bank"). Under the New Equity Derivative Transaction as amended by the Amendment Agreement, Atlas Investissement expects to purchase up to an additional 1,250,000 Common Shares on June 29, 2026. The actual timing and the number of Common Shares to be purchased under such transaction will be determined based on the hedging position of the Bank in accordance with certain parameters of the Amended Equity Derivative Transaction Agreements. The Amendment Agreement also increased the applicable maximum equity notional amount under the Amended Equity Derivative Transaction Agreements, which is intended to help Atlas Investissement purchase the maximum number of Common Shares under the Original Equity Derivative Transaction (as defined and described in Amendment No. 27 to the Schedule 13D) and the New Equity Derivative Transaction as planned. In addition, the Amendment Agreement amended the final maturity date under the Amended Equity Derivative Transaction Agreements to June 29, 2026.

Except as described in this Item 4, the material terms of the Amended Equity Derivative Transaction Agreements governing the Original Equity Derivative Transaction and the New Equity Derivative Transaction remain the same as previously disclosed in Amendment Nos. 26 and 27 to the Schedule 13D.

The foregoing description of the Amendment Agreement is qualified in its entirety by reference to the text of the Amendment Agreement, a copy of which is filed as exhibit to this Amendment No. 28 and incorporated herein by reference.

Separately from the above, on June 23, 2026, Atlas Investissement has irrevocably elected cash settlement for the three European-style call spread option transactions contemplated under each of the respective Letter Agreements on Share Option Transaction (as defined and described in Amendment No. 20 to the Schedule 13D).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of each of the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 of each of the cover pages.
Transactions in the class effected during the past sixty days: Except as described in Item 4 above, the Reporting Persons did not effect any transactions in Common Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 28 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

63. Amendment Agreement, dated June 18, 2026, by and between Atlas Investissement SAS and Societe Generale

## Signatures
- Atlas Investissement SAS: /s/ Xavier de Neuville, Xavier de Neuville, Managing Director (06/23/2026)
- Iliad Holding SAS: /s/ Xavier Niel, Xavier Niel, President of Maya SAS, itself President of Iliad Holding SAS (06/23/2026)
- Maya SAS: /s/ Xavier Niel, Xavier Niel, President (06/23/2026)
- Xavier Niel: /s/ Xavier Niel, Xavier Niel (06/23/2026)
- Jules Niel: /s/ Jules Niel, Jules Niel (06/23/2026)
- John Niel: /s/ John Niel, John Niel (06/23/2026)
- Elisa Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Elisa Niel (06/23/2026)
- Joseph Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Joseph Niel (06/23/2026)